[redacted]

SECURITIE 15026389

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 66688

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
StillPoint Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13051 W. Linebaugh Avenue, Suite 101
(No. and Street)

Tampa (City) **FL** (State) **33636** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Amy Cross **(813) 891-9100**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100 (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 21 2015
16 REGISTRATIONS BRANCH

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/20/15

OATH OR AFFIRMATION

I, **Amy C. Cross**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **StillPoint Capital, LLC**, as of **December 31**, **2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ZAIDA M. JACKSON
Notary Public - State of Florida
My Comm. Expires Oct 29, 2015
Commission # EE 110768
Bonded Through National Notary Assn.

Notary Public

Signature

CCO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

STILLPOINT CAPITAL LLC
Financial Statements
For the Year Ended
December 31, 2014
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
StillPoint Capital, LLC

We have audited the accompanying financial statements of StillPoint Capital, LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. StillPoint Capital, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StillPoint Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of StillPoint Capital, LLC financial statements. The information is the responsibility of StillPoint Capital, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 24, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

STILLPOINT CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	123,970
Prepaid expenses and other assets		34,471
Due from broker		15,522
Total Assets	$	173,963

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	53,845
Total Liabilities		53,845
MEMBERS' EQUITY		120,118
Total Liabilities and Members' Equity	$	173,963

The accompanying notes are an integral part of these financial statements.

STILLPOINT CAPITAL LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

REVENUES		
Fees from brokers	$	1,217,733
Investment banking		14,392,914
Other		35,104
Total revenues		15,645,751
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions and compensation		14,210,163
Guaranteed payments to members		250,000
Communications		23,133
Occupancy		35,809
Other operating expenses		385,904
Total expenses		14,905,009
NET INCOME	$	740,742

The accompanying notes are integral part of these financial statements.

STILLPOINT CAPITAL LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	740,742
Adjustments to reconcile net income to net cash provided by operations:		
Decrease in accounts payable and accrued liabilities		(10,081)
Increase in prepaid expenses and other assets		(20,636)
Increase in due from broker		(15,522)
Decrease in advance to member		12,500
Decrease in unearned revenue		(13,908)
NET CASH PROVIDED BY OPERATING ACTIVITIES		693,095
CASH FLOW FROM FINANCING ACTIVITIES:		
Distribution to members		(675,000)
NET CASH USED BY FINANCING ACTIVITIES		(675,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		18,095
CASH AND CASH EQUIVALENTS BALANCE		
Beginning of year		105,875
End of year	$	123,970

The accompanying notes are an integral part of these financial statements.

STILLPOINT CAPITAL LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2014

Balance, December 31, 2014	$	54,376
Distributions		(675,000)
Net income		740,742
Balance, December 31, 2014	$	120,118

The accompanying notes are an integral part of these financial statements.

STILLPOINT CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: StillPoint Capital LLC, formerly First Legacy Global Markets, LLC (the "Company"), a Florida Limited Liability Company, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.

The Company provides investment banking and investment advisory services for customers located throughout the United States, and a specialized registered representative program.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Income Taxes: The Company is taxed as a partnership. Therefore the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under this Interpretation, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Investment Banking Revenues: Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees and sales commissions are recorded upon settlement.

STILLPOINT CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF SIGNIFICAN ACCOUNTING POLICIES (CONTINUED)

Date of Management's Review: Subsequent events were evaluated through February 24, 2015, which is the date the financial statements were available to be issued.

NOTE B- NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1); which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $70,125 which was $65,125 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .77 to 1.0.

NOTE C- LEASE COMMITMENT

Operating lease: The Company leases office premises under an operating lease. The Company's commitment under the office premises operating lease is approximately the following:

2015	$ 36,000
2016	37,000
2017	3,000
Total	$ 76,000

Rent expense for the year ended December 31, 2014 under this lease was approximately $35,809.

NOTE D- CONTINGENCIES

The Company is subject to litigation and arbitration in the normal course of business. At December 31, 2014, the Company has no litigation or arbitrations in progress.

NOTE E- CONCENTRATIONS

Approximately 45% of the investment banking revenues was earned from three customers in 2014.

SUPPLEMENTAL INFORMATION

SCHEDULE I
STILLPOINT CAPITAL LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2014

NET CAPITAL:		
Total members' equity	$	120,118
Less nonallowable assets:		
Prepaid expenses		(34,471)
Advances to broker		(15,522)
Net capital before haircuts		70,125
Less haircuts		-
Net capital		70,125
Minimum net capital required		5,000
Excess net capital	$	65,125
Aggregate indebtedness	$	53,844
Net capital based on aggregate indebtedness	$	3,590
Ratio of aggregate indebtedness to net capital	$	0.77 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORMX-17A-5 AS OF DECEMBER31, 2014

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES *AND* EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
StillPoint Capital, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) StillPoint Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which StillPoint Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) StillPoint Capital, LLC stated that StillPoint Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. StillPoint Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about StillPoint Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 24, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

EXEMPTION REPORT

STILLPOINT CAPITAL, LLC

We confirm, to the best of our knowledge and belief, that:

1. **STILLPOINT CAPITAL, LLC**. claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(i) throughout the fiscal year January 1, 2014 to December 31, 2014.

2. **STILLPOINT CAPITAL, LLC**. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year January 1, 2014 to December 31, 2014 without exception.

Sign: ________________ Date: 2/27/15

Amy C. Cross
CEO
STILLPOINT CAPITAL, LLC.
13051 W. LINEBAUGH AVENUE, SUITE 101
Tampa, FL 33626
SEC filing # 8-66688
Firm ID # 133146

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

STILLPOINT CAPITAL, LLC
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of StillPoint Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by StillPoint Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating StillPoint Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). StillPoint Capital, LLC's management is responsible for StillPoint Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
StillPoint Capital, LLC

We have audited the accompanying statement of financial condition of StillPoint Capital, LLC as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. StillPoint Capital, LLC management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of StillPoint Capital, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

February 24, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

STILLPOINT CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	123,970
Prepaid expenses and other assets		34,471
Due from broker		15,522
Total Assets	$	173,963

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	53,845
Total Liabilities		53,845
MEMBERS' EQUITY		120,118
Total Liabilities and Members' Equity	$	173,963

The accompanying notes are an integral part of these financial statements.

STILLPOINT CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: StillPoint Capital LLC, formerly First Legacy Global Markets, LLC (the "Company"), a Florida Limited Liability Company, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.

The Company provides investment banking and investment advisory services for customers located throughout the United States, and a specialized registered representative program.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Income Taxes: The Company is taxed as a partnership. Therefore the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under this Interpretation, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Investment Banking Revenues: Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees and sales commissions are recorded upon settlement.

STILLPOINT CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF SIGNIFICAN ACCOUNTING POLICIES (CONTINUED)

Date of Management's Review: Subsequent events were evaluated through February 24, 2015, which is the date the financial statements were available to be issued.

NOTE B- NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1); which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $70,125 which was $65,125 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .77 to 1.0.

NOTE C- LEASE COMMITMENT

Operating lease: The Company leases office premises under an operating lease. The Company's commitment under the office premises operating lease is approximately the following:

2015	$ 36,000
2016	37,000
2017	3,000
Total	$ 76,000

Rent expense for the year ended December 31, 2014 under this lease was approximately $35,809.

NOTE D- CONTINGENCIES

The Company is subject to litigation and arbitration in the normal course of business. At December 31, 2014, the Company has no litigation or arbitrations in progress.

NOTE E- CONCENTRATIONS

Approximately 45% of the investment banking revenues was earned from three customers in 2014.